Vasogen Inc.

Contacts:
Glenn Neumann, Investor Relations
2155 Dunwin Drive                                         Justin Jackson (Media)
Mississauga, ON, Canada L5L 4M1                   Jonathan M. Nugent (Investors)
tel: (905) 569-2265   fax: (905) 569-9231                        Burns McClellan
www.vasogen.com / investor@vasogen.com                            (212) 213-0006


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FOR IMMEDIATE RELEASE

                       Vasogen to Conduct Conference Call
                    Regarding Strategic Alliance Announcement

Toronto, Ontario (November 7, 2001) -- Vasogen Inc. (TSE:VAS; AMEX:MEW) will conduct a conference call on November 7, 2001 at 8:30 a.m. Eastern Time to discuss today's announcement regarding a strategic alliance with Quest Diagnostics Incorporated. The conference will also be available via audio webcast. Participants are invited to attend by connecting 10 minutes prior to the call to one of the following:

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                   Audio Webcast          www.vasogen.com
                   -----------------  ---------------------
                   Direct Dial               416-646-3096
                   -----------------  ---------------------
                   Toll-free               1-877-823-6611
                   -----------------  ---------------------

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A re-broadcast of the conference may be accessed by calling:

                   -----------------  ---------------------
                   Audio Webcast           www.vasogen.com
                   -----------------  ---------------------
                   Direct Dial                416-640-1917
                                         Passcode: 151804#
                   -----------------  ---------------------


 Vasogen is focused on developing immune modulation therapies for the treatment of cardiovascular, autoimmune and related inflammatory diseases. These therapies are designed to target fundamental disease-causing events, providing safe, effective treatment.


Statements contained in this press release, and in the upcoming conference call, including those pertaining to scientific and clinical research, commercialization plans, strategic alliances, and intellectual property protection, other than statements of historical fact, are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. "Forward-looking statements" describe future expectations, plans, results, or strategies and are generally preceded by words such as "future," "plan" or "planned," "will" or "should," "expected," "anticipates," "draft," "eventually," or "projected." You are cautioned that such statements are subject to a multitude of risks and uncertainties that could cause actual results, future circumstances, or events to differ materially from those projected in the forward-looking statements. These risks, including those associated with the success of research and development programs, the regulatory approval process, competition, and financing capability, are discussed in the Company's current quarterly and annual filings with the Canadian and U.S. securities commissions. The forward-looking statements are made as of the date hereof, and Vasogen disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.